Exhibit 4.10 Summary of Lease Agreement Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement. On December 11, 2007, Azorei Malal Industries Ltd. (the “Lessor”) and Cellebrite DI Ltd. (the “Company”) entered into a lease agreement, as amended from time to time, including by the most recent addendum dated December 7, 2025 (collectively, the “Lease Agreement”). 1. The Premises Certain spaces in a building located in Petach-Tikva, on 94 Em Hamoshavot Rd. (the “Asset”). The total square meters of the leased premises includes 6,386 square meters of office spaces on the fourth floor, fifth floor, sixth floor, seventh floor and eighth floor (the “Premises”), as well as 168 parking spaces. 2. Purpose of the Lease The Premises are to be used by the Company for its activities in the field of digital intelligence. 3. Leasing Period The lease commenced on December 11, 2007, for an initial period of three years. The lease term has been extended pursuant to several addendums and currently expires on June 30, 2027. 4. Consideration The monthly lease fee for the Premises is approximately 625,883 NIS, excluding VAT (US$ 195,655 subject to the exchange rate of December 29, 2025), and a monthly fee in the amount of approximately 92,910 NIS, excluding VAT (US$ 29,044 subject to the exchange rate of December 29, 2025) for the parking space, all linked to the Israeli consumer price index (the “Base Rental Fee”). 5. Guarantees and Security Deposits The Company provided the Lessor with an autonomous bank guarantee in the amount of NIS [_______] (excluding VAT), which is equivalent to four monthly Base Rental Fees, in order to ensure compliance with the Lease Agreement. The security deposit will serve as payment of the Base Rental Fees for the last four months of the lease.

2 6. Insurance The Company shall maintain customary insurances. 7. Termination of the Lease Agreement The Company shall not be entitled to terminate the Lease Agreement prior to the expiration of the Leasing Period, except upon the Company’s request to terminate the Lease Agreement 5 years following its execution, and by providing the Lessor with a prior written notice, at least 6 months in advance. Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement. * * *